Devon Energy Corporation	405 552 4577 phone
333 West Sheridan Avenue	jeff.agosta@dvn.com
Oklahoma City, OK 73102

FOIA CONFIDENTIAL TREATMENT REQUESTED UNDER 17 CFR § 200.83

February 1, 2013

Via EDGAR

Attention: Ms. Svitlana Sweat, Division of Corporation Finance

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Devon Energy Corporation
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 24, 2012
Response Letter Dated January 11, 2013
File No. 001-32318

Dear Mr. Schwall:

On February 1, 2013, Devon responded to the staff’s comment letter dated January 23, 2013, regarding Devon Energy Corporation’s Form 10-K for the year ended December 31, 2011, filed February 24, 2012 (File No. 001-32318). In conjunction with that response, Devon is providing the attached Schedule 1 [*]. Devon requests confidential treatment of this Schedule 1 pursuant to 17 C.F.R. §200.83.

Sincerely,

/s/ Jeffrey A. Agosta
Jeffrey A. Agosta Executive Vice President and Chief Financial Officer

[*]	Schedule 1 has been omitted and furnished separately to the Securities and Exchange Commission pursuant to Rule 83.